SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 9)*
______________________

GOLD FIELDS LIMITED
(Name of Issuer)
______________________
American Depositary Shares, each representing one Ordinary Share of par value
Rand 0.50 each
Ordinary Shares of par value Rand 0.50 each

(Title of Class or securities)
______________________

American Depositary Shares: 38059T106
Ordinary Shares: 38059R100
(CUSIP Number)
______________________

Denis Morozov
22 Voznesensky Pereulok
Moscow, 125993
Russia

with a copy to:

William A. Plapinger, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
England

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

March 3, 2006
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 38059T106 / 38059R100
1	Names of Reporting Persons MMC Norilsk Nickel IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) BK, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,467,758 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,467,758 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) HC

CUSIP No. 38059T106 / 38059R100
1	Names of Reporting Persons Jenington International Inc. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,467,758 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,467,758 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 38059T106 / 38059R100
1	Names of Reporting Persons Vladimir O. Potanin IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,467,758 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,467,758 ordinary shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) IN

(1)     Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

CUSIP No. 38059T106/38059R100
1	Names of Reporting Persons Mikhail D. Prokhorov IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,467,758 ordinary shares (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,467,758 ordinary shares (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,467,758 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person (See Instructions) IN

(2)     Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

            This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Statement on Schedule 13D originally filed on April 7, 2004, as amended by Amendment No. 1 thereto filed on August 6, 2004, Amendment No. 2 thereto filed on October 18, 2004, Amendment No. 3 thereto filed on December 17, 2004, Amendment No. 4 thereto filed on January 28, 2005, Amendment No. 5 thereto filed on April 19, 2005, Amendment No. 6 thereto filed on April 21, 2005, Amendment No. 7 thereto filed on June 8, 2005 and Amendment No. 8 thereto filed on September 19, 2005 relating to the ordinary shares, par value Rand 0.50 per share (the “Shares”), of Gold Fields Limited, a company organized under the laws of the Republic of South Africa (the “Company”). The Schedule 13D, as amended, is referred to herein as the “Schedule 13D”. Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction

            The last two paragraphs of Item 4 are hereby amended and restated as follows:

            On March 3, 2006, ZAO Polus, a wholly-owned direct subsidiary of MMC Norilsk Nickel, and Jenington International Inc., a wholly-owned direct subsidiary of ZAO Polus, entered into an Agency Agreement with Citigroup Global Markets Limited and Goldman Sachs International with respect to the sale of 98,467,758 Shares of Gold Fields Limited for a per Share purchase price of U.S.$20.50 or ZAR 125.93. The sale is subject to conditions customary for transactions of this kind and is expected to close on March 10, 2006. The transaction would represent a disposition of the Reporting Persons’ entire interest in the Shares. A copy of the Agency Agreement is included as Exhibit L hereto and the description of the Agency Agreement contained herein is qualified in its entirety by reference to Exhibit L.

            Except as set forth herein, no Reporting Person has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D, and any other actions, as they may determine.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        The last paragraph of Item 6 is hereby amended and restated as follows:

        On March 3, 2006, ZAO Polus, a wholly-owned direct subsidiary of MMC Norilsk Nickel, and Jenington International Inc., a wholly-owned direct subsidiary of ZAO Polus, entered into an Agency Agreement with Citigroup Global Markets Limited and Goldman Sachs International with respect to the sale of 98,467,758 Shares of Gold Fields Limited for a per Share purchase price of U.S.$20.50 or ZAR 125.93. The sale is subject to conditions customary for transactions of this kind and is expected to close on March 10, 2006. The transaction would represent a disposition of the Reporting Persons’ entire interest in the Shares. A copy of the Agency Agreement is included as Exhibit L hereto and the description of the Agency Agreement contained herein is qualified in its entirety by reference to Exhibit L.

        Except as otherwise disclosed in this Statement on Schedule 13D, as amended, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

        Item 7 is hereby amended and supplemented as follows:

        The following exhibits are inserted after Exhibit K:

Exhibit L	Agency Agreement, dated March 3, 2006, among ZAO Polus, Jenington International Inc., Citigroup Global Markets Limited and Goldman Sachs International.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2006

MMC NORILSK NICKEL
By:	/s/ Mikhail D. Prokhorov

Name: Title:	Mikhail D. Prokhorov General Director

JENINGTON INTERNATIONAL INC.
By:	/s/ Siegfried Pasqual

Name: Title:	Siegfried Pasqual Director

VLADIMIR O. POTANIN
By:	/s/ Vladimir O. Potanin

Name:	Vladimir O. Potanin

MIKHAIL D. PROKHOROV
By:	/s/ Mikhail Prokhorov

Name:	Mikhail Prokhorov

EXHIBIT INDEX

Exhibit A Exhibit B Exhibit C Exhibit D Exhibit E Exhibit F	Officers and Directors of Reporting Persons#. Agreement Relating to Joint Filing of Schedule 13D.* Purchase Agreement.* Power of Attorney.* Facility Agreement.* Intercompany Purchase Agreement.**
Exhibit G	Irrevocable Undertaking in Respect of a Proposal by Harmony Gold Mining Company Limited to Acquire All the Shares in Gold Fields Limited.***
Exhibit H	Letter, dated January 26, 2005, from Bernard Swanepoel to Norilsk Nickel, received by facsimile transmission on January 28, 2005.****
Exhibit I	Consent Letter, dated April 18, 2005, among JBVI, Norilsk Nickel and Harmony*****
Exhibit J	Press Release issued by Norilsk Nickel on April 18, 2005*****
Exhibit K	Share Subscription Agreement, dated April 18, 2005, between JBVI and Norilsk Nickel******
Exhibit L	Agency Agreement, dated March 3, 2006, between ZAO Polus, Jenington International Inc., Citigroup Global Markets Limited and Goldman Sachs International

* ** *** **** ***** ****** #	Filed with the initial statement on Schedule 13D on April 7, 2004.
Filed with the Amendment No. 1 to Schedule 13D on August 6, 2004.
Filed with the Amendment No. 2 to Schedule 13D on October 18, 2004.
Filed with the Amendment No. 4 to Schedule 13D on January 28, 2005.
Filed with the Amendment No. 5 to Schedule 13D on April 19, 2005.
Filed with the Amendment No. 6 to Schedule 13D on April 22, 2005.
Amended and restated as attached hereto.